Exhibit 77D

Royce Micro-Cap Trust, Inc.

        On April 6, 2011, The Board of Trustees of Royce Micro-Cap Trust, Inc. voted to amend the definition of "foreign securities", for purposes of the Fund's investment restrictions, so that it is determined based on whether the headquarters of the Company are located outside the United States.